APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Hendersonville Toy Company LLC
Balance Sheet - unaudited
For the period ended August 31, 2022

	Current Period	
	31-Aug-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

I, Lyndsey Nicole Simpson, certify that:

1. The financial statements of Hendersonville Toy Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hendersonville Toy Company LLC has not been included in this Form as Hendersonville Toy Company LLC was formed on 01/01/2022 and has not filed a tax return to date.

Signature   *Lyndsey Nicole Simpson*

Name: Lyndsey Nicole Simpson

Title: Owner/CEO

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-